Filed by Brookfield Asset Management Inc. and Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Property Partners L.P.

Registration No.: 333-255512

Dated: July 20, 2021

BROOKFIELD PROPERTY PARTNERS OBTAINS FINAL COURT APPROVAL FOR THE PRIVATIZATION TRANSACTION AND BROOKFIELD PROPERTY REIT ANNOUNCES INTENTION TO REDEEM ITS 6.375% Series A Cumulative Redeemable Preferred Stock

BROOKFIELD NEWS, July 20, 2021 – Brookfield Asset Management Inc. (“BAM”) (NYSE: BAM; TSX: BAM.A) and Brookfield Property Partners L.P. (“BPY”) (Nasdaq: BPY; TSX: BPY.UN) today announced that BPY has obtained a final order from the Ontario Superior Court of Justice (Commercial List) approving the previously announced plan of arrangement whereby BAM will acquire all of the limited partnership units of BPY (the “transaction”).

BAM and BPY anticipate that the transaction will close on July 26, 2021, subject to the satisfaction of certain closing conditions customary in a transaction of this nature.

Brookfield Property REIT Inc. (“BPYU”) today announced that it is redeeming all of its outstanding 6.375% Series A Cumulative Redeemable Preferred Stock (Nasdaq: BPYUP) (the “BPYU Series A Preferred Stock”) for cash on August 19, 2021 at its par value of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, August 19, 2021, which equals approximately $0.21250 per share, without interest, for total proceeds of $25.21250. Upon redemption, the BPYU Series A Preferred Stock will no longer trade on the Nasdaq Stock Market.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the transaction, BAM and BPY, together with certain subsidiaries of BPY (collectively, the “Registrants”) have filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File No. 333-255512) (the “Registration Statement”) that includes a circular of BPY that also constitutes a prospectus of the Registrants. On June 8, 2021, the SEC declared the Registration Statement effective, and the Registrants mailed the circular/prospectus to BPY unitholders, holders of shares of class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. and holders of exchangeable limited partnership units of Brookfield Office Properties Exchange LP on or about June 17, 2021. BAM and BPY also filed a Rule 13E-3 transaction statement on Schedule 13E-3 relating to the transaction. Each of BAM and BPY also have filed and plan to file other relevant documents with the SEC regarding the transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, CIRCULAR/PROSPECTUS, THE RULE 13E-3 TRANSACTION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. A free copy of the circular/prospectus, as well as other filings containing information about the Registrants, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from BPY by accessing BPY’s website at bpy.brookfield.com or from BAM by accessing BAM’s website at bam.brookfield.com.

# # #

Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $600 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market.

Brookfield Contact:

Matt Cherry

SVP, Investor Relations

(212) 417-7488

matthew.cherry@brookfield.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the transaction and the redemption of the BPYU Series A Preferred Stock. Although BAM, BPY and BPYU believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. Except as required by law, BAM, BPY and BPYU undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.